Exhibit 21.1

SUBSIDIARIES OF QUOTIENT TECHNOLOGY INC.

Name of Subsidiary	State Or Other Jurisdiction of Incorporation or Organization
Quotient Technology Limited	United Kingdom
Shopmium, S.A.	France
Shopmium, Inc.	Delaware
Coupons.com India Private Limited	India
Coupons.com Holdings (BVI) Limited	British Virgin Islands
Coupons, Inc.	California
Cleo Holding Corporation	Delaware
Yub LLC	Delaware
CLiQ Acquisition Company LLC	Delaware